CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

Rita Weinberger
Vice President – Controller
and Principal Accounting Officer
FAX:  212-750-9152
DIRECT LINE:  212-224-6604

July 5, 2012

SUBMITTED VIA FEDERAL EXPRESS;
REDACTED COPY VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed May 27, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 001-05438

Dear Mr. Rosenberg:

We refer to the comment letter dated June 4, 2012 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended March 31, 2011 of Forest Laboratories, Inc. (the “Company”) filed with the Commission on May 27, 2011 (the “Form 10-K”), and the Form 10-Q for the quarterly period ended December 31, 2011 of the Company filed with the Commission on February 9, 2012 (the “Form 10-Q”).

To assist in your review, we have included the Staff’s comments in advance of each of our responses below and use the same numbering as contained in the Letter.  The Company expects that it will revise future filings as noted in the responses indicated below.  Please note that the copy of this response letter filed via EDGAR on July 5, 2012 omits certain confidential information included herein as indicated therein by [***].

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

 [FLI-101]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Except for the historical information contained herein, this response letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent Commission filings.

Pursuant to the Securities and Exchange Commission’s Rule 83, 17 C.F.R. 200.83, the Company requests confidential treatment for portions of our response to Comment Number 2.  Specifically, we request that these portions, which have been highlighted and bracketed, be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential information, the disclosure of which would cause the Company serious competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment under Rule 83, 17 C.F.R. 200.83.  Please address any notification of a request for access to such documents to the undersigned, with a copy to Melissa Cooper, Esq., Dornbush Schaeffer Strongin & Venaglia, LLP, 747 Third Avenue, New York, New York 10017 or via email at cooper@dssvlaw.com.

*  *  *  *  *  *

Form 10-K

Developments, page 6

Comment 1:  We note your response to our prior comment 1 and that you assert you do not believe you need to disclose a range of royalty rates and aggregate upfront payments and milestones for your Product Line Agreements.  As we stated previously, we deem the aggregate upfront payments and milestone payments received and the aggregate milestone payments that may be received in the future and information about royalty rates within a 10% range of the actual royalty rates to be material information to investors. Additionally, this information is not the same information for which we previously granted you confidential treatment. Since you have already filed your 2012 Form 10-K, please amend your 10-K to include the following information regarding Lexapro and Namenda:

•	aggregate upfront and milestone payments received or paid to date;
•	additional potential aggregate milestones that may be received or paid in the future; and
•	royalty rates expressed as a range within ten percent (i.e. single digits, teens, twenties, etc...).

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.
[FLI-102]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Response:

The Company acknowledges the Staff’s comments concerning the scope of its disclosure with respect to the Lundbeck agreement regarding Lexapro® (the “Lundbeck Agreement”) and the Merz agreement regarding Namenda® (the “Merz Agreement”, and together with the Lundbeck Agreement, the “Product Line Agreements”).  The last upfront or milestone payments paid with respect to Lexapro and Namenda were made in March, 1998 and October, 2003, respectively, and were not then and are not now material to an understanding of either the Product Line Agreements or the Company’s business.  In addition, there are no further milestone payment obligations under either Product Line Agreement.  Accordingly, the Company does not believe that any additional disclosure regarding Lexapro or Namenda upfront and milestone payments is necessary or helpful to an investor’s understanding of the Company’s business.

The Company also acknowledges the Staff’s request for additional information covering the royalty rates that may be payable under the Product Line Agreements.  As a preliminary matter, the Company respectfully notes that (i) payments denominated as royalties may include  payment for the active pharmaceutical ingredients included in the Company’s products (and thus may be the functional equivalent of the purchase price of raw materials), (ii)  royalties are  accounted for as part of (and constitute the principal component of) the Company’s cost of sales, and (iii) disclosure regarding cost of sales in both absolute terms and as a percentage of net sales is provided in the Company’s Consolidated Statements of Income and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its periodic reports. We acknowledge, however, that it may be appropriate to provide additional disclosure as to royalty payments made with respect to Lexapro and Namenda.  Accordingly, we intend on including the following enhanced disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Quarterly Report on Form 10-Q for the period ending June 30, 2012  (and in our subsequent periodic reports for so long as Lexapro and Namenda continue to be our principal products):

“Cost of sales includes royalties in respect of our products.  In the case of our principal products, Lexapro and Namenda, the royalties are in the range of 15 to 25% of sales.”

While we agree that providing such enhanced disclosure is appropriate in our future periodic reports, we do not believe that amending the Form 10-K to provide such disclosure is necessary.  In particular, as noted above, disclosure regarding the Company’s costs of sales in both absolute terms and as a percentage of net sales has been provided in its periodic reports, including the Form 10-K.  Since the economic impact of the Company’s royalty payment obligations has been fully reflected in the Company’s cost of sales, the incremental information conveyed by the enhanced disclosure is neither needed for the protection of investors, nor would it materially change an investor’s understanding of either the Company’s marketed products or business.

Form 10-Q
Notes to Condensed Consolidated Financial Statements
Note 12: Business Combinations, page 16

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.
[FLI-103]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Comment 2:  We acknowledge your response to our previous comment 3. Your decision to discontinue development of apadenoson in March 2012 is not necessarily indicative of it having zero value upon acquisition of Clinical Data in April 2011. To assist us in assessing your accounting relating to apadenoson, please address the following questions:
•
Please provide us a chronology of the events leading to your decision to discontinue development starting with your initial assessment during due diligence for the acquisition of Clinical Data. In your response also address the following for us:

o
Provide us your initial assessment of the project during your due diligence. Tell us its status at that time, your consideration for assigning a value to it and the extent to which its value was discussed in negotiating the value of consideration to be conveyed to the sellers of Clinical Data.

o
Tell us when you determined that apadenoson could be launched commercially in 2014. If other than during your acquisition due diligence, please tell us your original expectation and when and how it changed.

o
Although you state in Note 12 to your notes to condensed consolidated financial statements included in your Form 10-Q for the quarterly period ended June 30, 2011 that the amounts are provisional and subject to change, you did not disclose the specifics as required by ASC 850-10-50-6. Please confirm to us that your initial accounting for the project was complete when you filed your Form 10-Q for the quarterly period ended June 30, 2011 and that your financial statements included in that Form 10-Q thus reflected a completed valuation analysis that resulted in assigning it a zero value. Otherwise, tell us why the accounting was not complete for the project and the dates, events and information that led to completing the accounting for it.

•
Please confirm that Clinical Data had eight separate Phase III trials active at your acquisition date. In addition, please tell us whether any Phase III trials were completed at that date, whether any completed Phase III trials were successfully completed and when each of the Phase III trials was initiated.

•	Provide us a schedule of research and development expense amounts incurred for the development of apadenoson on a quarterly basis from the time you acquired it until its discontinuance in March 2012.
•
Please support your business decision for continuing to develop apadenoson when you assigned no fair value to it. In your response, please also elaborate on the inputs used to determine a zero value by, at a minimum:

o
Telling us what the discount rate identified in the first paragraph of your response to comment 3 represents and clarifying whether that rate is a risk-adjusted rate or whether you separately adjusted the forecasted cash flows in your analysis by a rate commensurate with the risk of failing to gain regulatory approval and then applied the stated discount rate. If the latter, please describe for us the nature and extent of your adjustment(s) to forecasted cash flows.

o
Explaining why the positive cash flows expected to be generated from sales peaking at the amount identified in the first paragraph of your response to comment 3, when adjusted for reasonable costs of sales commensurate with your historical gross margins are not sufficient to offset the amount of additional research and development expenses you expected to incur to gain regulatory approval and launch the product in 2014.

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.
[FLI-104]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Response:

The Company’s decision to pursue and ultimately consummate the acquisition of Clinical Data, Inc. (“Clinical Data”) was driven by the prospect of marketing Viibryd, an antidepressant approved for the treatment of adults with major depressive disorder.  The Company has had immense success in the antidepressant market and the broadening of the Company’s antidepressant portfolio with Viibryd (which had recently received FDA approval) was what made the acquisition attractive.  While Viibryd drove the acquisition, the Company also performed diligence on apadenoson, including discussions with Clinical Data’s management and an evaluation of pertinent development studies and clinical trials, the anticipated commercial opportunity and the resources necessary to successfully launch the product.  Based on those investigations, the Company initially concluded that apadenoson’s net present value was zero.  This was the value used in the presentation to the Board of Directors of the Company when it approved the acquisition at its meeting held on February 16, 2011.  In short, apadenoson was never a significant consideration on the part of the Company in determining the value to be conveyed to the sellers of Clinical Data.1

Upon the completion of the acquisition, the Company, in accordance with ASC 805 Business Combinations and other applicable accounting standards, performed a valuation to determine the fair value of all of the assets acquired and liabilities assumed as of the date of acquisition.  As it relates to the determination of the fair value of apadenoson, the Company used the excess earnings method of the income approach, in accordance with ASC 805 Business Combinations, with Management projections and a risk-adjusted discount rate forming the basis for valuation.  The Company determined that the excess earnings method of the income approach provided the most reasonable approach for estimating the fair value of apadenoson based on the ability to forecast expected sales and expenses (both to complete development and to launch the product), and thus future cash flows.

1 The Company’s Subsequent Events disclosure (Page 77) in the Form 10-K included the following mention of apadenoson: “On April 13, 2011, the Company completed its acquisition of Clinical Data, Inc. (“Clinical Data”) … . With this acquisition, the Company gains access to Clinical Data’s recently approved anti-depressant, Viibryd, as well as other candidates in Clinical Data’s development pipeline including Phase III candidate, Stedivaze™.”  The Company’s February 22, 2011 press release announcing the acquisition (attached hereto as Exhibit A) contained a similar mention of apadenoson.  Nothing in these statements was intended to imply (or in our view could be fairly read to imply) that apadenoson was a material factor in the Company’s decision to acquire Clinical Data or that the Company was assigning material value to it. The references to apadenoson were included because the transaction was structured as a stock (not a product) acquisition and thus necessarily entailed the acquisition of Clinical Data’s entire product portfolio, and in recognition of the fact that Clinical Data had publicly released a significant amount of information concerning its efforts to develop apadenoson both in its filings to the Commission and on its web site.  In that context a failure to make any mention of apadenoson might have been confusing to investors.

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.
[FLI-105]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE

BY FOREST LABORATORIES, INC.; REQUEST NUMBER 1

The assumptions used in this forecast were not materially different from those used in the Company’s pre acquisition net present value analysis except that, based on further evaluation of clinical study results and regulatory requirements, the Company determined that 2015 was a more realistic launch date for the product than the 2014 launch date it had used in making its pre acquisition analysis.  The other principal assumptions used in the forecast were: sales peaking at approximately [***] in 2024, additional R&D spend totaling approximately [***],annual costs to commercialize the product in excess of [***] during the introductory marketing period and in excess of [***] thereafter, a 40.0 percent tax rate (reflecting the fact that the intellectual property was developed in the United States and the assumption that a market participant buyer of the asset would likely be subject to a similar level of federal and state taxation on the income derived from the asset), and a discount rate of [***]. The discount rate was based on the weighted average cost of capital which was then risk-adjusted.  We computed a weighted average cost of capital (“WACC”) for Clinical Data utilizing a group of guideline companies.  The WACC measures the returns required by both debt and equity investors, weighted by their respective contributions of capital.  Although apadenoson was forecasted to reach annual peak sales of approximately [***] in fiscal 2024, it was also expected to generate annual losses through fiscal 2018, cumulatively totaling approximately [***] before becoming profitable in fiscal 2019.

Based on the Company’s forecast, apadenoson was determined to have a fair value of zero because the present value of the forecasted cash flows arising from the exploitation of the product  were less than the present value of the expected costs necessary to effectuate regulatory approval and commercialization.

At the time of the acquisition, there were eight completed studies (legacy studies) for which clinical study reports had not been written all of which were Phase II or earlier.  At acquisition, Clinical Data’s apadenoson program had no completed and one active Phase III trial (ASPECT 1).  ASPECT 1 had enrolled its first patient on November 12, 2009 and had 325 patients enrolled at acquisition.  A second phase III trial, ASPECT 2, was in pre-study start up at the time of the acquisition, and the first patient visit occurred on July 28, 2011.

Clinical Data had contracted with Contract Research Organizations to perform both Phase III studies, ASPECT 1 and ASPECT 2.  Under these contractual commitments, a large portion of the cost associated with these studies would be spent whether the Company chose to end the studies at acquisition or allowed them to continue.   The Company determined that the potential benefits of completing these studies outweighed the relatively insignificant incremental costs of completing the studies.  (Please see below for information as to the total costs incurred by the Company in connection with the apadenoson product.)  For the same reasons, the Company determined to complete the clinical study reports for six of the eight legacy studies.  (Two legacy studies were not completed because required information was not available.).

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.
[FLI-106]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

As part of the Company’s annual budgeting process which takes place during its third and fourth fiscal quarters, all development projects are re-evaluated.  In the case of apadenoson, this included reassessing the commercial potential of the product and the development and commercialization costs necessary to achieve approval and a successful product launch based on the latest information available, including the latest results of the ongoing studies.  The reassessment indicated that on-going development costs were trending even higher than originally forecast and provided no basis to expect any increase in the sales potential of the product. Accordingly, the Company abandoned the project in March 2012.

The Company acknowledges that Note 12 to the Company’s notes to condensed consolidated financial statements included in Form 10-Q for the quarterly period ended June 30, 2011 stated that the amounts are provisional and subject to change.  However, the Company confirms that the financial statements included in such Form 10-Q reflected a completed valuation analysis that resulted in assigning a zero value to apadenoson.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE

BY FOREST LABORATORIES, INC.; REQUEST NUMBER 2

The following table includes information with respect to external research and development expense amounts incurred for the development of apadenoson on a quarterly basis from the time we acquired it until its discontinuance in March 2012:

(in millions)

	June 30, 2011	Sept 30, 2011	Dec 31, 2011	March 31, 2012	Fiscal 2012
Third party development costs, apadenoson	[***]	[***]	[***]	[***]	[***]

External research and development expenses for the quarter ended September 30, 2012 included [***] in study start up costs related to the commencement of the ASPECT 2 study.  Further, the quarter ended March 31, 2012 included approximately [***] in costs related to the termination of the apadenoson program.  The Company's total expenditures on research and development during the fiscal year ended March 31, 2012 aggregated $796.9 million.

*  *  *  *  *  *

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.
[FLI-107]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to our responses please contact Rita Weinberger, the Company’s Vice President – Controller and Principal Accounting Officer at (212) 224-6604.

Sincerely,
Forest Laboratories, Inc.

By:  /s/ Rita Weinberger
Rita Weinberger
Vice President – Controller and Principal Accounting Officer
cc:           Francis I. Perier, Jr.
Herschel S. Weinstein
Melissa Cooper

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.
[FLI-108]

Exhibit A

Tuesday, February 22, 2011 1:00 pm EST

NEW YORK & NEWTON, Mass.--(BUSINESS WIRE)--Forest Laboratories, Inc. (Forest) (NYSE: FRX) and Clinical Data, Inc. (Clinical Data) (NASDAQ: CLDA) today announced that they have entered into a definitive merger agreement pursuant to which Forest will acquire Clinical Data, a specialty pharmaceutical company focused on the development of first-in-class and best-in-category therapeutics, for $30.00 per share in cash plus contingent consideration of up to $6.00 per share that may be paid upon achievement of certain commercial milestones related to Viibryd™. The upfront consideration of $30.00 per share represents a 6.6% premium to the volume-weighted average trading price of CLDA stock since the first trading day after the company announced the approval of Viibryd and that it was considering a potential change of control transaction and a 19.2% premium of the closing price on that day and totals $1.2 billion on a fully diluted basis, net of net cash acquired. Forest will finance the transaction with existing cash. The transaction was approved by the boards of both companies and is expected to be completed in the second quarter of 2011, subject to customary closing conditions.

The transaction will allow Forest to leverage its existing presence in the antidepressant category through the launch of Viibryd (vilazodone HCL tablets) which was developed by Clinical Data and approved by the FDA on January 21, 2011 for the treatment of adults with major depressive disorder (MDD). Viibryd is a selective serotonin reuptake inhibitor and a 5-HT1A receptor partial agonist. With Celexa® and Lexapro®, Forest has a proven track record of successfully commercializing novel anti-depressants. The market for the treatment of MDD is over 200 million prescriptions annually and increasing. Forest plans to launch Viibryd in the U.S. during the second half of 2011. Viibryd is expected to retain market exclusivity until March 2020 including full patent term extension of its composition of matter patent and anticipated pediatric exclusivity. Other patents may further extend this period.

Howard Solomon, Chairman, Chief Executive Officer and President of Forest Laboratories said, “We are pleased to enter into this agreement with Clinical Data. Depression is a debilitating disease that affects the daily lives of millions of patients. We believe that we are uniquely positioned to bring Viibryd to market in light of our long and successful experience of clinical development and expertise in the antidepressant market. This transaction is consistent with our strategy to acquire new products that will help offset the loss of revenues due to patent expiries. Viibryd will be the second new product that we expect to launch this year in addition to Teflaro™. In addition, we are hopeful to obtain FDA approval later this quarter for Daxas (roflumilast), for the treatment of COPD. We plan to submit New Drug Applications for aclidinium and linaclotide in the second half of this year and for two additional products in calendar 2012.”

The transaction is expected to be dilutive, net of synergies, to Forest’s earnings per share for the next three fiscal years, with earnings per share dilution in the range of ($0.55) to ($0.65) in fiscal 2012. The transaction may become accretive during fiscal 2014. The transaction is not expected to impact Forest’s fiscal year 2011 financial guidance. The launch of Viibryd will require significant incremental marketing and sales investment, including a planned sales force expansion. Additional sales resources will be necessary in order to adequately support Viibryd, as well as our currently marketed products Teflaro, Savella®, Bystolic®, Namenda and Lexapro and the anticipated launch of Daxas (roflumilast), pending FDA approval in calendar 2011.

In addition, the transaction brings to Forest Stedivaze™ (apadenoson), a potent agonist of the adenosine A2A receptor subtype with improved selectivity for this receptor over other subtypes (A1 and A2B). Stedivaze is a coronary vasodilator in Phase III development as a pharmacologic stress agent for radionuclide myocardial perfusion imaging (MPI).

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Under the terms of the definitive merger agreement, it is anticipated that Forest will promptly commence a cash tender offer to purchase all of the outstanding shares of Clinical Data common stock for $30.00 per share in cash and the non-transferable contractual right that could deliver up to an additional $6.00 per share in cash if U.S. net sales of Viibryd over four consecutive fiscal quarters commencing from the date of the closing of the transaction reach or exceed $800 million within the first 5 years ($1.00 per share), $1.1 billion within the first 6 years ($2.00 per share) and $1.5 billion within the first 7 years ($3.00 per share). The terms of the contingent payments reflect the parties' agreement over the sharing of potential economic upside benefits from future U.S. net sales of Viibryd and do not necessarily reflect anticipated sales of the product. There can be no assurance such levels of net sales will occur or that any or all of the contingent payments will be made. In the tender offer Forest would also offer to purchase certain outstanding notes and warrants issued by Clinical Data that are convertible into or exercisable for shares of Clinical Data common stock. Under the terms of the definitive merger agreement, the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition requiring that the securities tendered in the tender offer represent approximately 78.8% of the outstanding shares of Clinical Data common stock on a fully-diluted basis. In addition the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Randal J. Kirk, the Chairman of Clinical Data’s board of directors, and certain of his affiliates, as well as other directors and officers of Clinical Data, which beneficially own approximately 52.3 percent of Clinical Data’s outstanding shares on a fully diluted basis, have entered into agreements pursuant to which they will tender their outstanding securities into the tender offer and, if applicable, vote their outstanding shares of Clinical Data common stock in favor of the merger.

Morgan Stanley is acting as financial advisor to Forest and Covington & Burling LLP is acting as legal counsel. J.P. Morgan Securities LLC is acting as financial advisor to Clinical Data and Cooley LLP is acting as legal counsel.

About Viibryd

Viibryd is a novel antidepressant for the treatment of major depressive disorder (MDD). The efficacy of Viibryd was established in two 8-week, multi-center, randomized, double -blind, placebo-controlled studies in adult (18-80 years of age) outpatients who met the Diagnostic and Statistical Manual of Mental Disorders (DSM-IV-TR) criteria for MDD. The mechanism of action of Viibryd is not fully understood but is thought to be related to enhancement of serotonergic activity in the central nervous system through selective inhibition of serotonin reuptake. Viibryd is also a partial agonist of serotonergic 5-HT1a receptors; however, the net result of this action on serotonergic transmission and its role in Viibryd antidepressant effect are unknown.

Important Safety Information

WARNING: SUICIDALITY AND ANTIDEPRESSANT DRUGS

Antidepressants increased the risk compared to placebo of suicidal thinking and behavior (suicidality) in children, adolescents, and young adults in short-term studies of Major Depressive Disorder (MDD) and other psychiatric disorders. Anyone considering the use of Viibryd or any other antidepressant in a child, adolescent, or young adult must balance this risk with the clinical need. Short-term studies did not show an increase in the risk of suicidality with antidepressants compared to placebo in adults beyond age 24; there was a reduction in risk with antidepressants compared to placebo in adults aged 65 and older. Depression and certain other psychiatric disorders are themselves associated with increases in the risk of suicide. Patients of all ages who are started on antidepressant therapy should be monitored appropriately and observed closely for clinical worsening, suicidality, or unusual changes in behavior. Families and caregivers should be advised of the need for close observation and communication with the prescriber. Viibryd is not approved for use in pediatric patients.

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Contraindications

VIIBRYD must not be used concomitantly in patients taking MAOIs or in patients who have taken MAOIs within the preceding 14 days due to the risk of serious, sometimes fatal, drug interactions with serotonergic drugs. Allow at least 14 days after stopping VIIBRYD before starting an MAOI.

Warnings and Precautions

•
All patients treated with antidepressants should be monitored appropriately and observed closely for clinical worsening, suicidality, and unusual changes in behavior, especially during the first few months of treatment and when changing the dose. Consider changing the therapeutic regimen, including possibly discontinuing the medication, in patients whose depression is persistently worse or includes symptoms of anxiety, agitation, panic attacks, insomnia, irritability, hostility, aggressiveness, impulsivity, akathisia, hypomania, mania, or suicidality that are severe, abrupt in onset, or were not part of the patient's presenting symptoms. Families and caregivers of patients being treated with antidepressants should be alerted about the need to monitor patients.

•
The development of potentially life-threatening serotonin syndrome or Neuroleptic Malignant Syndrome (NMS)-like reactions has been reported with antidepressants alone, but particularly with concomitant use of serotonergic drugs (including triptans) with drugs which impair metabolism of serotonin (including MAOIs), or with antipsychotics or other dopamine antagonists. Symptoms of serotonin syndrome were noted in 0.1% of patients treated with VIIBRYD. Serotonin syndrome symptoms may include mental status changes (e.g., agitation, hallucinations, coma), autonomic instability (e.g., tachycardia, labile blood pressure, hyperthermia), neuromuscular aberrations (e.g., hyperreflexia, incoordination) and/or gastrointestinal symptoms (e.g., nausea, vomiting, diarrhea). Patients should be monitored for the emergence of serotonin syndrome or NMS-like signs and symptoms while treated with VIIBRYD.

•
Symptoms of mania/hypomania were noted in 0.1% of patients treated with VIIBRYD in clinical studies. As with all antidepressants, VIIBRYD should be used cautiously in patients with a history or family history of mania or hypomania.

•
Prior to initiating treatment with an antidepressant, patients with depressive symptoms should be adequately screened to determine if they are at risk for bipolar disorder. VIIBRYD is not approved for use in treating bipolar depression.

•
Discontinuation symptoms have been reported with discontinuation of serotonergic drugs such as VIIBRYD. Gradual dose reduction is recommended, instead of abrupt discontinuation, whenever possible. Monitor patients for these symptoms when discontinuing VIIBRYD. If intolerable symptoms occur following a dose decrease or upon discontinuation of treatment, consider resuming the previously prescribed dose and decreasing the dose at a more gradual rate.

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

•	Like other antidepressants, VIIBRYD should be prescribed with caution in patients with a seizure disorder.

•
The use of drugs that interfere with serotonin reuptake, including VIIBRYD, may increase the risk of bleeding events. Patients should be cautioned about the risk of bleeding associated with the concomitant use of VIIBRYD and NSAIDs, aspirin, or other drugs that affect coagulation or bleeding.

•
Advise patients that if they are treated with diuretics, or are otherwise volume depleted, or are elderly they may be at greater risk of developing hyponatremia while taking VIIBRYD. Although no cases of hyponatremia resulting from VIIBRYD treatment were reported in the clinical studies, hyponatremia has occurred as a result of treatment with SSRIs and SNRIs. Discontinuation of VIIBRYD in patients with symptomatic hyponatremia and appropriate medical intervention should be instituted.

Adverse Reactions

•
The most commonly observed adverse reactions in MDD patients treated with VIIBRYD in placebo-controlled studies (incidence ≥ 5% and at least twice the rate of placebo) were: diarrhea (28% vs. 9%), nausea (23% vs. 5%), insomnia (6% vs. 2%), and vomiting (5% vs. 1%).

About Clinical Data

The Company's lead product, Viibryd, was approved for marketing by the FDA on January 21, 2011 for the treatment of major depressive disorder in adults. The Company is also advancing its late-stage drug candidate, Stedivaze, a pharmacologic stress agent in Phase III development for use during myocardial perfusion imaging. Clinical Data has other early stage products in development. To learn more, please visit the Company's website at http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.CLDA.com&esheet=6620341&lan=en-US&anchor=www.CLDA.com&index=1&md5=d8e1477f252256472662c8127ea43d43.

About Forest Laboratories

Forest Laboratories’ (NYSE: FRX) longstanding global partnerships and track record developing and marketing pharmaceutical products in the United States have yielded its well-established central nervous system and cardiovascular franchises and innovations in anti-infective medicine. The Company’s pipeline, the most robust in its history, includes product candidates in all stages of development across a wide range of therapeutic areas. The Company is headquartered in New York, NY. To learn more, visit http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.FRX.com&esheet=6620341&lan=en-US&anchor=www.FRX.com&index=2&md5=cb92dcde64cb5ec9fcf5b3b6823df9d3.

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Except for the historical information contained herein, this release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties that could cause actual results to differ from those set forth in the forward looking statements, including that the transaction may not be timely completed, if at all; that, prior to the completion of the transactions, if at all, Clinical Data’s business may experience significant disruptions due to transaction-related uncertainty or other factors; the timing and the benefits of the business combination transaction involving Forest and Clinical Data, the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the requirement that Clinical Data stockholders approve the transaction; the risk that the businesses will not be integrated successfully; uncertainties regarding the timing of launch of Viibryd and future sales of Viibryd; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories' Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and any subsequent SEC filings and Clinical Data’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and any subsequent SEC filings.

Notice to Investors

The tender offer for the outstanding common stock of Clinical Data and certain outstanding notes and warrants issued by Clinical Data referred to in this report has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Clinical Data common stock and certain outstanding notes and warrants issued by Clinical Data will be made pursuant to an offer to purchase and related materials that Forest intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Forest will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Clinical Data will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Clinical Data and Forest will file other relevant materials in connection with the proposed transaction of Clinical Data by Forest pursuant to the terms of the merger agreement. These materials will be sent free of charge to all stockholders of Clinical Data when available. In addition, all of these materials (and all other materials filed by Clinical Data with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.sec.gov&esheet=6620341&lan=en-US&anchor=www.sec.gov&index=3&md5=629ca4a4c989282bcb7c9553fbdd9b56. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Forest and when available may be obtained by directing a request to Forest at http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.frx.com&esheet=6620341&lan=en-US&anchor=www.frx.com&index=4&md5=e24e18a8c43227ca7d60eb620ed33e5e. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Clinical Data by contacting Clinical Data Investor Relations at ir@clda.com.

INVESTORS AND SHAREHOLDERS OF CLINICAL DATA ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Additional Information about the Merger and Where to Find It

In connection with the potential one-step merger, Clinical Data will file a proxy statement with the Securities and Exchange Commission. Additionally, Clinical Data would file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of Clinical Data by Forest pursuant to the terms of an Agreement and Plan of Merger by and among Clinical Data, Forest Laboratories, Inc., a Delaware corporation and FL Holding CV and Magnolia Acquisition Corp., each of which are subsidiaries of Forest. The materials to be filed by Clinical Data with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.sec.gov&esheet=6620341&lan=en-US&anchor=www.sec.gov&index=5&md5=ca67b2ec1329e628e76ddf1b03ce2d9f. Investors and stockholders also may obtain free copies of the proxy statement from Clinical Data by contacting Clinical Data Investor Relations at ir@clda.com. Investors and security holders of Clinical Data are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

Clinical Data and its respective directors, executive officers and other members of their management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of Clinical Data stockholders in connection with the proposed merger. Further, such persons may have direct or indirect interests in the proposed transaction due to, among other things, securities holdings, pre-existing or future indemnification arrangements, vesting of equity awards, or rights to severance payments or bonuses in connection with the proposed transaction. Information concerning the interests of these persons will be set forth in the Schedule 14D-9 and proxy statement relating to the proposed transaction when it becomes available. Information concerning the interests of Clinical Data’s participants in the solicitation, which may, in some cases, be different than those of Clinical Data’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available.

Conference Call Information

Forest will host a conference call at 10:00 AM EST today to discuss the transaction. The conference call will be webcast live on the Company’s website at http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.frx.com&esheet=6620341&lan=en-US&anchor=www.frx.com&index=6&md5=636dda090fe0c355ae1defa7651a54d0 and also on the website http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.streetevents.com&esheet=6620341&lan=en-US&anchor=www.streetevents.com&index=7&md5=4464cf8c9eb052d485adb571d7b68d38. Please log on to either website at least fifteen minutes prior to the conference call as it may be necessary to download software to access the call. A replay of the conference call will be available until March 22, 2011 at both websites and also by calling (800) 642-1687 (US or Canada) or +1 706 645-9291 (International), Conference ID: 46863592.

Contact:

Forest Laboratories, Inc.
Frank J. Murdolo, 212-224-6714
Vice President - Investor Relations
Frank.Murdolo@frx.com